SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December 2006

Vannessa Ventures Ltd.
(Translation of registrant's name into English)

000-30462
(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]   Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.
(Registrant)

Date: December 15, 2006

By: /s/ Cameron B. Boyer
Name: Cameron B. Boyer
Title: Controller

VANNESSA VENTURES LTD.
220, 1010 – 1st S.W.
Calgary, Alberta T2R 1K4
Telephone: (403) 444-5191

N E W S   R E L E A S E

December 15, 2006   SYMBOL: TSXV:VVV

VANNESSA GRANTS STOCK OPTIONS

Vannessa Ventures Ltd. (the "Company") announces that it has granted incentive options under its Stock Option Plan to directors, officers, employees and consultants for the purchase of a total of 1,330,000 shares in its capital. The options are exercisable on or before December 12, 2011 at the price of $0.32 per share.

John Morgan
President
VANNESSA VENTURES LTD.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."